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                             June 15, 2022

       Paul Rouse
       Chief Financial Officer, Executive Vice President and Treasurer Thryv Holdings, Inc.
       2200 West Airfield Drive
       P.O. Box 619810
       D/FW Airport TX 75261

                                                        Re: Thryv Holdings,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 15,
2022
                                                            File No. 001-35895

       Dear Mr. Rouse:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comments, we may have additional comments.

       Form 10-K filed March 15, 2022

       Notes to Consolidated Financial Statements
       Note 2. Revenue Recognition
       Contract Assets and Liabilities, page 88

   1. We note on page 81 your unbilled accounts receivable balance at December 31, 2021 of
                                                        $214,995 representing
77% of your accounts receivable balance and 19% of your fiscal
                                                        2021 revenue. You
disclose your revenue associated with print services is recognized at a point in time upon
delivery to the intended market(s) and revenue associated with SaaS and digital services is
recognized over time using an output method to measure the
                                                        progress toward
satisfying a performance obligation. Please tell us (i) the nature of your products or
services that give rise to your unbilled accounts receivable balance, (ii)
                                                        why you believe it is
appropriate to recognize revenue for amounts that have not yet been billed and how you
determine the amount to recognize as revenue, (iii) when unbilled
 Paul Rouse
Thryv Holdings, Inc.
June 15, 2022
Page 2
         amounts become billable and (iv) when you expect that all amounts of unbilled revenue outstanding at December 31, 2021 will be collected.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNamePaul Rouse                                Sincerely,
Comapany NameThryv Holdings, Inc.
                                                            Division of
Corporation Finance
June 15, 2022 Page 2                                        Office of Trade &
Services
FirstName LastName